

Mail Stop 6010

February 20, 2008

Via U.S. Mail and Facsimile to (949) 579-3200

Simon Biddiscombe
Senior Vice President and Chief Financial Officer
Mindspeed Technologies, Inc.
4000 MacArthur Boulevard, East Tower
Newport Beach, CA 92660-3095

> **Re:** **Mindspeed Technologies, Inc.**
> **Form 10-K for the Fiscal-Year ended September 30, 2007**
> **Filed November 30, 2007**
> **File No. 000-50499**

Dear Mr. Biddiscombe:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2007

Item 8. Financial Statements and Supplementary Data, page 48

Note 2. Summary of Significant Accounting Policies, page 53

Fiscal Periods, page 53

1.      We note that although your fiscal years ended September 28, 2007 and September 29, 2006, you present consolidated balance sheets and income statements as of and for the periods ended September 30, 2007 and 2006 for ease of presentation.

·    Please confirm that your financial statements are in fact presented as of and for the 52 weeks ended September 28, 2007 and September 29, 2006.  Otherwise, please clearly explain the adjustments you made in order to present the information as of September 30th of each year.
·    Tell us why management believes such presentation is appropriate.
·    Please have your auditors explain why they believe that the audit reports, opining on consolidated balance sheets dated September 30, 2007 and 2006 and income statements and cash flows for periods ended September 30, 2007 and 2006, although the actual period ended on different days and covered different periods, are appropriate and complies with Article 2 of Regulation S-X and PCAOB standards.

In this regard, please address the first two bullet points as they relate to your Form 10-Q filed on February 6, 2008 for the fiscal quarterly period ended December 28, 2007.

Revenue Recognition, page 53

2.      We note that because of agreements granting distributors the right to return unsold products, you defer recognizing revenue on sales made to these distributors until the distributors sell the products to a third party.  We note that when you defer recognizing revenue, you record a current liability on the balance sheet under the "deferred revenue" caption.

·    Tell us and revise the note in future filings to clarify how you treat the costs of sales made to distributors.
·    Explain to us how that you considered the guidance in paragraph 6 of SFAS 48, if at all, in determining the appropriate accounting treatment.
·    If you defer costs, tell us and revise future filings to disclose how the deferred costs are presented on your balance sheet.
·    Describe to us the methodology, if any, employed to evaluate the deferred costs for impairment and the authoritative literature in US GAAP on which you base that policy.

· To the extent you present both the deferred costs of sales and the deferred gross revenue within the deferred revenue current liability caption of the balance sheet, please explain how that presentation complies with paragraph 5 of FIN 39 which permits the offsetting of assets and liabilities only when a legal right of setoff exists.

3. We note you do not discuss, or present a separate caption for, inventory held at distributors, which appears to indicate that you relieve inventory at the time of sale to your distributors. As we note from page 53 that distributors can return physical inventory to you and you are unable to reasonably estimate the amount of the inventory that may be returned, please discuss your rationale under US GAAP for relieving inventory at the time of shipment to the distributor. Please reference the specific authoritative literature on which you have based your policy.

4. In this regard, we note that the disclosure of your revenue recognition policy appears general and does not discuss how the criteria for recognizing revenue interact with your revenue generating activities. Please tell us and revise future filings to disclose how the revenue recognition criteria as outlined in your policy are specifically applied for your revenue generating transactions.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3604 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Kate Tillan
Assistant Chief Accountant